April 23, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn:    Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    Perrigo Company
Form 10-K for Fiscal Year ended June 25, 2011
Filed August 16, 2011
File No. 000-19725

Dear Mr. Rosenberg:

This letter sets forth the responses of Perrigo Company (“we” or “our”) to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") related to the Company's Form 10-K for the year ended June 25, 2011 that was filed with the Securities and Exchange Commission on August 16, 2011.

Based on my telephone conversation with Dana Hartz on April 10, 2012, it is my understanding that the Staff has the following comments to our previous response filed on March 30, 2012 to the comment letter from the Staff dated March 16, 2012:

Staff Comment

1.
Please refer to your response to our comment 1. The revised roll forward table in your proposed disclosure includes a line called “Provisions/Adjustments”, yet the qualitative discussion preceding the table does not make reference to such adjustments. Please add language to your proposed disclosure describing the nature of these adjustments. In addition, we understand from your response to our original comment that you believe any adjustments made to the provision in the current year related to prior year sales have historically been immaterial. Please add language to your proposed disclosure stating this fact.

Company Response

Below is the disclosure that we proposed in response to your original comment as revised to address the Staff's follow-up comments above. This disclosure would replace the discussions of Revenue Recognition and Customer-Related Accruals and Allowances included under Critical Accounting Estimates beginning on page 61 of our Form 10-K for the period ended June 25, 2011.  Additions to the original proposed disclosure have been underlined for the Staff's convenience.

Securities and Exchange Commission
April 23, 2012

Proposed Disclosure

Revenue Recognition and Customer-Related Accruals and Allowances - The Company generally records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (FOB) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A sales allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. Revenue is also reduced for any contractual customer program arrangements and related liabilities are recorded concurrently.

The Company maintains customer-related accruals and allowances that consist primarily of chargebacks, rebates, sales returns, shelf stock allowances, administrative fees and other incentive programs. Some of these adjustments relate specifically to the Rx Pharmaceuticals segment while others relate only to the Consumer Healthcare (CHC) and Nutritionals segments. Typically, the aggregate gross-to-net adjustments related to Rx Pharmaceuticals can exceed 50% of the segment's gross sales. In contrast, the aggregate gross-to-net adjustments related to CHC and Nutritionals typically do not exceed 10% of the segment's gross sales. Certain of these accruals and allowances are recorded in the balance sheet as current liabilities and others are recorded as a reduction in accounts receivable.

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Chargebacks - The Company markets and sells products directly to wholesalers, distributors, warehousing pharmacy chains, and other direct purchasing groups. The Company also markets products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as “indirect customers.” In addition, the Company enters into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, the Company may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, the Company provides chargeback credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. The accrual for chargebacks is based on historical chargeback experience and confirmed wholesaler inventory levels, as well as estimated sell-through levels by wholesalers to retailers.

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Medicaid Rebates - The Company participates in certain qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers, after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance, as well as field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be billed as many as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, the Company's Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the

Securities and Exchange Commission
April 23, 2012

distribution channel is sold through to plan participants. The Company's calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates.

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Returns and Shelf Stock Allowances - Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period prior to and subsequent to the expiration date. Generally, product may be returned for a period beginning six months prior to its expiration date to up to one year after its expiration date. The majority of the Company's product returns are the result of product dating, which falls within the range set by the Company's policy, and are settled through the issuance of a credit to the customer. The Company's estimate of the provision for returns is based upon its historical experience with actual returns, which is applied to the level of sales for the period that corresponds to the period during which the Company's customers may return product. This period is known by the Company based on the shelf lives of its products at the time of shipment. Additionally, when establishing its reserves, the Company considers factors such as levels of inventory in the distribution channel, product dating and expiration period, size and maturity of the market prior to a product launch, entrance into the market of additional competition, changes in formularies and launch of Rx-to-OTC products.

Shelf stock allowances are credits issued to reflect decreases in the selling price of a product and are based upon estimates of the amount of product remaining in a customer's inventory at the time of the anticipated price reduction. In many cases, the customer is contractually entitled to such a credit. The allowances for shelf stock adjustments are based on specified terms with certain customers, estimated launch dates of competing products and estimated declines in market price.

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Rx Administrative Fees and Other Rebates - Rebates or administrative fees are offered to certain wholesale customers, group purchasing organizations and end-user customers, consistent with pharmaceutical industry practice. Settlement of rebates and fees may generally occur from one to 15 months from the date of sale. The Company provides a provision for rebates at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of wholesaler inventories, contract sales volumes and average contract pricing. ~~The Company regularly reviews the information related to these estimates and adjusts the provision accordingly.~~

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CHC/Nutritionals Rebates and Other Allowances - In the CHC and Nutritionals segments, the Company offers certain customers a volume incentive rebate if specific levels of product purchases are made during a specified period. The accrual for rebates is based on contractual agreements and estimated levels of purchasing. In addition, the Company has a reserve for product returns, primarily related to damaged and unsaleable products. The Company also has agreements with certain customers to cover promotional activities related to the Company's products. These activities include coupon programs, new store allowances, product displays and other various activities. The accrual for these activities is based on customer agreements and is established at the time product revenue is recognized.

Allowances for customer-related programs are generally recorded at the time of sale based on the

Securities and Exchange Commission
April 23, 2012

estimates and methodologies described above. The Company continually monitors product sales provisions and re-evaluates these estimates as additional information becomes available, which includes, among other things, an assessment of current market conditions, trade inventory levels and customer product mix. The Company makes adjustments to these provisions at the end of each reporting period, to reflect any such updates to the relevant facts and circumstances. In all periods presented, current reporting period adjustments to allowance amounts established in prior reporting periods were not significant. The following table summarizes activity for the fiscal years ended June 25, 2011 and June 26, 2010 in the balance sheet for customer-related accruals and allowances:

Customer-Related Accruals and Allowances

	Rx Pharmaceuticals				CHC/Nutritionals
(Dollars in thousands)	Chargebacks	Medicaid Rebates	Returns and Shelf Stock Allowances	Admin. Fees and Other Rebates	Rebates and Other Allowances	Total
Balance at June 28, 2009	$28,248	$4,103	$2,002	$5,905	$16,204	$56,462
Provisions/Adjustments	246,825	7,166	4,591	13,113	49,949	321,644
Credits/Payments	(244,638)	(4,304)	(2,756)	(13,061)	(49,612)	(314,371)
Balance at June 26, 2010	30,435	6,965	3,837	5,957	16,541	63,735
Provisions/Adjustments	352,029	15,164	12,893	23,353	54,348	457,787
Credits/Payments	(336,730)	(9,945)	(9,341)	(24,229)	(42,512)	(422,757)
Balance at June 25, 2011	$45,734	$12,184	$7,389	$5,081	$28,377	$98,765

Revenues from service and royalty arrangements, including revenues from collaborative agreements, consist primarily of royalty payments, payments for research and development services, up-front fees and milestone payments. If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent “separate units of accounting” under the requirements of ASC Subtopic 605-25, “Revenue Recognition - Multiple-Element Arrangements” (ASC 605-25). If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on their relative selling prices. If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. To the extent such arrangements contain refund clauses triggered by non-performance or other adverse circumstances, revenue is not recognized until all contractual obligations are satisfied. Non-refundable up-front fees are deferred and amortized to revenue over the related performance period. The Company estimates the performance period based on the specific terms of each collaborative agreement. Revenue associated with research and development services is recognized on a proportional performance basis over the period that the Company performs the related activities under the terms of the agreement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

Securities and Exchange Commission
April 23, 2012

Staff Comment

2.
Please refer to your response to our comment 2. Given your explanation of amortization expense related to customer relationship assets, please explain to us why you believe your disclosure describing the pattern of amortization as accelerated is appropriate.

Company Response

In future filings, we will revise our disclosures regarding the amortization pattern/methodology applied to our customer relationship intangible assets by removing the "accelerated amortization" reference and replacing it with language that explains that these assets are being amortized on a proportionate basis consistent with the economic benefits that are derived therefrom. The disclosure in both our Notes to Consolidated Financial Statements, Note 1 - Summary of Significant Accounting Policies and Note 2 - Acquisitions along with the discussion included in our Critical Accounting Estimates - Other Intangible Assets, will include this proposed language.

***

In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (269) 673-9308 or via e-mail at judy.brown@perrigo.com.

Very truly yours,

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer